Exhibit 99.2

Consolidated Financial Statements of

FOUR SEASONS HOTELS INC.

Years ended December 31, 2003 and 2002

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, retained earnings, cash provided by operations and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/ s / KPMG LLP
Toronto, Canada	Chartered Accountants
February 25, 2004

FOUR SEASONS HOTELS INC.
Consolidated Balance Sheets

December 31, 2003 and 2002
(In thousands of dollars)

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$170,725	$165,036
Receivables (note 2)	88,636	106,361
Inventory	2,169	2,609
Prepaid expenses	3,780	4,718

	265,310	278,724
Long-term receivables (note 3)	197,635	207,106
Investments in hotel partnerships and corporations (note 4)	157,638	146,362
Fixed assets (note 5)	75,789	74,593
Investment in management contracts (note 6)	203,670	222,835
Investment in trademarks and trade names (note 7)	5,757	6,329
Future income tax assets (note 8)	13,230	17,460
Other assets	27,631	37,982

	$946,660	$991,391

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$61,045	$61,129
Long-term obligations due within one year (note 9)	2,587	2,668

	63,632	63,797
Long-term obligations (note 9)	117,521	126,386
Shareholders’ equity (note 10):
Capital stock	329,274	321,601
Convertible notes (note 9(a))	178,543	178,543
Contributed surplus	5,529	4,636
Retained earnings	265,754	264,016
Equity adjustment from foreign currency translation	(13,593)	32,412

	765,507	801,208
Commitments and contingencies (note 12)

	$946,660	$991,391

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Isadore Sharp                                             Director

/s/ Ronald W. Osborne                                  Director

FOUR SEASONS HOTELS INC.
Consolidated Statements of Operations

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

	2003	2002
Consolidated revenues	$268,371	$284,674

Management Operations:
Revenues	$149,756	$147,894
General and administrative expenses	(70,234)	(65,903)

	79,522	81,991

Ownership Operations:
Revenues	123,214	141,290
Distributions from hotel investments	153	1,321
Expenses:
Cost of sales and expenses	(148,684)	(156,374)
Fees to Management Operations	(4,752)	(5,831)

	(30,069)	(19,594)

Earnings before other operating items	49,453	62,397
Depreciation and amortization	(15,011)	(14,837)
Other expense, net (notes 3, 5(a), 6(b), 11 and 12(b))	(25,783)	(22,860)

Earnings from operations	8,659	24,700
Interest income, net (note 9(c))	3,350	3,235

Earnings before income taxes	12,009	27,935

Income tax expense (note 8):
Current	(2,395)	(5,743)
Future	(4,460)	(1,118)
Increase in future income tax assets	230	157

	(6,625)	(6,704)

Net earnings	$5,384	$21,231

Earnings per share (note 10(b))	$0.15	$0.61

Diluted earnings per share (note 10(b))	$0.15	$0.59

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Consolidated Statements of Retained Earnings

Years ended December 31, 2003 and 2002
(In thousands of dollars)

	2003	2002
Retained earnings, beginning of year	$264,016	$259,253
Net earnings	5,384	21,231
Dividends declared	(3,646)	(3,633)
Repurchase of shares (note 10(a))	–	(12,835)

Retained earnings, end of year	$265,754	$264,016

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Consolidated Statements of Cash Provided by Operations

Years ended December 31, 2003 and 2002
(In thousands of dollars)

	2003	2002
Cash provided by (used in) operations:
Management Operations:
Earnings before other operating items	$79,522	$81,991
Items not requiring an outlay of funds	1,476	1,805

Working capital provided by Management Operations	80,998	83,796

Ownership Operations:
Loss before other operating items	(30,069)	(19,594)
Items not requiring an outlay of funds	467	–

Working capital used in Ownership Operations	(29,602)	(19,594)

	51,396	64,202
Interest received	11,031	12,373
Interest paid	(605)	(791)
Current income tax paid	–	(10,374)
Change in non-cash working capital	13,709	(19,293)
Other	(9,528)	(4,354)

Cash provided by operations	$66,003	$41,763

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002
(In thousands of dollars)

	2003	2002
Cash provided by (used in):
Operations	$66,003	$41,763

Financing:
Long-term obligations, including current portion:
Issued	–	2,342
Repaid	(200)	(1,203)
Issuance of shares (note 10(a))	7,673	5,653
Repurchase of shares (note 10(a))	–	(16,495)
Dividends paid	(3,622)	(3,639)

Cash provided by (used in) financing	3,851	(13,342)

Capital investments:
Increase in long-term receivables	(18,239)	(32,316)
Decrease in long-term receivables	11,845	3,423
Hotel investments	(8,580)	(9,451)
Disposal of hotel investments	1,529	4,566
Purchase of fixed assets	(19,331)	(31,085)
Investment in trademarks, trade names and management contracts	(2,116)	(1,598)
Other assets	(5,181)	(7,809)

Cash used in capital investments	(40,073)	(74,270)

Increase (decrease) in cash and cash equivalents	29,781	(45,849)
Increase (decrease) in cash and cash equivalents due to unrealized foreign exchange gain (loss)	(24,092)	464
Cash and cash equivalents, beginning of year	165,036	210,421

Cash and cash equivalents, end of year	$170,725	$165,036

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

Four Seasons Hotels Inc. (“FSHI”) is incorporated under the Ontario Business Corporations Act and, through its subsidiaries, is engaged in the management of, and the investment in, hotels, resorts, residence clubs (interval and fractional ownership projects) and other branded residential projects throughout the world (note 14) (FSHI and its subsidiaries are collectively referred to as the “Corporation”).

At December 31, 2003, the Corporation managed 60 hotels and resorts and three residence clubs and had various projects under construction or development, of which the Corporation had an equity interest in 12 hotels and resorts and three residence clubs under management and six projects under construction.

1.	Significant accounting policies:

The Corporation’s accounting policies and its standards of financial disclosure comply with accounting principles that are generally accepted in Canada. The major differences between Canadian and United States generally accepted accounting principles, insofar as they apply to the Corporation, are described in note 15.

The significant accounting policies are summarized below:

(a)	Principles of consolidation:

The Corporation consolidates all of its wholly owned subsidiaries, including its primary operating subsidiaries — Four Seasons Hotels Limited, Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. and Four Seasons Hotels and Resorts B.V.

The Corporation consolidates its 100% leasehold interests in Four Seasons Hotel Vancouver, The Pierre in New York and Four Seasons Hotel Berlin.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

1.	Significant accounting policies (continued):

(b)	Translation of foreign currencies and derivative financial instruments:

Foreign currency balances of the Corporation and of foreign operations designated as integrated are translated into domestic currencies at the rates of exchange on the balance sheet date for monetary items and at the rates of exchange on the date of transaction for non-monetary items. The resulting translation gains or losses are included in the determination of net earnings.

Revenues and expenses denominated in foreign currencies are translated at the rates of exchange on the dates of the transactions, except for revenues hedged by foreign exchange forward contracts, which are translated at the contract rates, as discussed below.

The financial statements of foreign investments designated as self-sustaining operations are translated into Canadian dollars as follows:

(i)	Assets and liabilities at rates of exchange on the balance sheet date; and

(ii)	Revenue and expense items at average rates of exchange in effect during the year.

The resulting exchange gains and losses are deferred and included in a separate component of shareholders’ equity. A gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the separate component of shareholders’ equity is recognized in income when there has been a reduction in the net investment resulting from a sale of part or all of the Corporation’s interest in the foreign operation, or a reduction in the shareholders’ equity of the foreign operation as a result of dividend distributions or other capital transactions.

Derivative financial instruments are used by the Corporation in the management of its foreign currency exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

1.	Significant accounting policies (continued):

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Corporation enters into hedges of its foreign currency exposures on foreign currency-denominated long-term receivables and other monetary assets by entering into offsetting foreign exchange forward contracts, when it is deemed appropriate. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge foreign currency long-term receivables and other monetary assets are accrued under other current or non-current assets or liabilities on the balance sheet and recognized currently in “Other income (expense), net,” offsetting the respective translation losses and gains recognized on the underlying foreign currency long-term receivables and other monetary assets. The forward premium or discount on foreign exchange forward contracts used to hedge foreign currency long-term receivables and other monetary assets is amortized as an adjustment of interest expense over the term of the forward contract.

Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated foreign currency-denominated revenues are recognized as an adjustment of the revenues when the revenues are recorded. For foreign exchange forward contracts used to hedge anticipated foreign currency-denominated revenues, the portion of the forward premium or discount on the contract relating to the period prior to recognition of the revenues is also recognized as an adjustment of the revenues when they are recorded. The portion of the premium or discount that relates to the resulting accounts receivable is amortized as an adjustment of interest expense over the remaining term of the contract.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

1.	Significant accounting policies (continued):

(c)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The most significant estimates that the Corporation is required to make relate to the recoverability of its investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names.

The estimated recoverable amounts of these investments usually depend upon estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including the effects of war, competition from other hotels, changes in travel patterns, and other factors that affect the properties’ gross operating revenue (which is the factor on which the Corporation’s base management fee revenues are normally based) and profits (which is the factor on which the Corporation’s incentive fee revenues are normally based).

The estimates of recoverable amounts of these investments may also depend upon, among other things, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of the Corporation and other factors affecting the profitability and saleability of the properties.

These assumptions are limited by the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

(d)	Cash and cash equivalents:

The Corporation’s investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

1.	Significant accounting policies (continued):

(e)	Impairment of long-term receivables:

The Corporation measures impairment of long-term receivables based on the present value of expected future cash flows discounted at the original effective interest rate or the estimated fair value of the collateral. For impaired long-term receivables, the Corporation establishes a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. The Corporation applies this impairment policy individually to all long-term receivables in the portfolio and does not aggregate long-term receivables for the purpose of applying such policy. For long-term receivables which are determined to be impaired, interest income is recognized on a cash basis.

(f)	Accounting for investments in hotel partnerships and corporations:

The Corporation accounts for its investments in hotel partnerships and corporations by the cost method because either the percentage ownership and structure does not give the Corporation significant influence over these investments or the investments were acquired prior to May 1, 2003 with the intention that they be disposed of in the foreseeable future (note 15(l)(iv)).

In the event of a decline in value of an investment in the equity of a hotel partnership or corporation that is other than temporary, the investment is written down to the estimated recoverable amount.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

1.	Significant accounting policies (continued):

(g)	Capital assets:

Land, buildings, furniture, fixtures, equipment and leasehold interests and improvements are recorded at cost.

The cost of acquiring or enhancing hotel management contracts is capitalized and recorded as “Investment in management contracts.”

The cost of trademarks and trade names includes the cost of registering the “Four Seasons” trademarks and trade names throughout the world.

(i)	Depreciation and amortization:

Depreciation of buildings is recorded on a straight-line basis over 40 years.

Depreciation of furniture, fixtures and equipment is recorded on a straight-line basis at rates which will fully depreciate the assets over their estimated useful lives. The estimated composite useful lives for furniture, fixtures and equipment range from three to 20 years.

Amortization of leasehold interests and improvements is recorded on a straight-line basis over the terms of the leases.

The costs allocated to trademarks and trade names, which do not have indefinite lives, are amortized on a straight-line basis over their useful lives.

The costs capitalized for hotel management contracts are amortized on a straight-line basis over the actual terms of the contracts in proportion to the benefits received.

(ii)	Impairment:

The recoverability of the unamortized cost of capital assets is evaluated on at least an annual basis to determine whether such costs will be recovered from future operations. The Corporation bases these evaluations upon the projected future net fee stream on an undiscounted basis. If the undiscounted cash flows are insufficient to recover the remaining net book value, then the undiscounted cash flows are used as the revised carrying value, and a write-down for the difference is recorded.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

1.	Significant accounting policies (continued):

(h)	Deferred charges:

The Corporation defers legal, consulting, travel and other costs directly relating to the negotiation, structuring and execution of new contracts relating to projects which, in management’s judgment, have a high probability of opening. When the property is opened, these deferred charges are reclassified to “Investment in management contracts.” If the project is abandoned, any deferred charges are written off. The deferred charges associated with new management contracts developed by the Corporation are amortized on a straight-line basis over a 10-year period commencing when the hotel is opened.

(i)	Revenue recognition:

The consolidated revenues of the Corporation include revenues earned from hotels, resorts, residence clubs and other branded residential projects under long-term management contracts, revenues generated by its consolidated leasehold hotel operations and distributions from its other hotel investments.

Revenues earned from management operations include base fees equal to a percentage of the gross operating revenues of the managed properties and incentive fees based on certain operating results of the managed properties. The revenues also include fees earned relating to the design, construction and fitting out specifications of hotels during the development stage and purchasing fees earned, generally calculated as a percentage of the cost of goods purchased by the managed properties through the Corporation’s centralized purchasing system. The Corporation provides various services, including central reservation services, worldwide sales offices and marketing programs to managed properties and receives a charge calculated in accordance with the management contracts. The Corporation also earns a fee for the use of its brand name in connection with certain residential projects and residence club properties, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units, which is generally based on a percentage of the gross selling price of each unit.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

1.	Significant accounting policies (continued):

Fees from management operations are recognized as revenue when the services have been rendered in accordance with the terms of each individual contract, the fees are non-refundable, the amount of the fees is fixed or determinable, and there is reasonable assurance that the fees are collectible. Incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual contract. The Corporation accrues incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management contract was terminated at the relevant reporting date. Generally, on termination, the Corporation’s management contracts entitle the Corporation to receive incentive fees up to the date of termination. If a property’s profitability decreases in a subsequent interim period, the incentive fee accrued in a previous interim period could be reduced or eliminated.

Revenues generated by its consolidated leasehold hotel operations are recognized at the time of the sale or rendering of services by the hotel.

The Corporation recognizes revenue from other hotel investments, accounted for by the cost method, when profit distributions are receivable from the partnerships or corporations.

(j)	Income taxes:

The Corporation uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation’s provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

1.	Significant accounting policies (continued):

(k)	Change in accounting policy — Stock-based compensation:

In 2002, as permitted by The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” the Corporation opted to apply the settlement method of accounting to employee stock options (note 10(a)). Under the settlement method, no compensation expense is recorded on the grant of stock options to employees to purchase Limited Voting Shares, and consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock.

In December 2003, the CICA amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. Under the fair value-based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the stock option’s vesting period, with a corresponding increase to contributed surplus. When these stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock.

In accordance with one of the transitional alternatives permitted under amended Section 3870, the Corporation has prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for the year ended December 31, 2002 have not been restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in a decrease in net earnings of $893,000 and a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively, for the year ended December 31, 2003.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

1.	Significant accounting policies (continued):

The fair value of stock options granted has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates in 2003 ranging from 4.44% to 5.02% (2002 - 4.01% to 5.20%); semi-annual dividend per Limited Voting Share in 2003 and 2002 of $0.055; volatility factor of the expected market price of the Corporation’s Limited Voting Shares in 2003 of 32% (2002 — 47% to 50%); and expected lives of the options in 2003 and 2002 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in 2003 and 2002, the weighted average fair value of the options at the grant dates were $18.46 and $33.76, respectively. For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options’ vesting period.

Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the years ended December 31, 2002 and 2003, if the Corporation had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, the Corporation’s net earnings and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

	2003	2002
Stock option expense included in compensation expense	$893	$—

Net earnings, as reported	$5,384	$21,231
Additional expense that would have been recorded if all outstanding stock options granted after January 1, 2002 had been expensed	3,450	1,790

Pro forma net earnings	$1,934	$19,441

Earnings per share:
Basic, as reported	$0.15	$0.61
Basic, pro forma	0.06	0.55
Diluted, as reported	0.15	0.59
Diluted, pro forma	0.05	0.54

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

1.	Significant accounting policies (continued):

(l)	Comparative figures:

Certain comparative figures have been reclassified to conform with the current year’s financial statement presentation.

2.	Receivables:

	2003	2002
Trade accounts of consolidated hotels	$6,485	$7,678
Receivable from hotel partnerships, affiliates and managed hotels	60,938	65,342
Taxes receivable	8,732	20,924
Other	12,481	12,417

	$88,636	$106,361

Receivables at December 31, 2003 are recorded net of an allowance for doubtful accounts of $3,338 (2002 — $6,956). The net bad debt expense for the year ended December 31, 2003 was $524 (2002 — $1,731).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

3.	Long-term receivables:

	2003	2002
Secured cash flow bond, interest at 10%, due 2005, £9.7 million (2002 - £9.7 million) (a)	$22,304	$24,589
Secured loans:
Secured by shares:
Interest at 10%, due 2038, £12.2 million (b)	28,140	31,023
Interest at 7.5%, compounded quarterly, AUS $23,201 (2002 - AUS $21,539)	22,539	19,148
Secured by property:
Interest at 7%, compounded annually, repayable over the period to 2025, US $9,257 (2002 - US $9,434)	11,964	14,902
Interest at LIBOR plus 0.30% to 0.45%, compounded monthly, repayable over the period to 2004, US $5,000 (c)	6,462	7,898
Interest at 9.25%, repayable on demand US $7,838 (2002 - US $6,271)	10,130	9,906
Interest at 8%, compounded annually, repayable over the period to 2025, US $2,000	2,585	—
Interest at LIBOR plus 4%, repayable over the period to 2024, US $5,000	6,462	—
Due from directors, officers and employees, non-interest bearing notes and mortgages	15,345	17,133
Unsecured loans to managed hotels:
Interest at 7.75%, due 2010, US $15,000	19,386	23,694
Interest at 10%, compounded annually, repayable over the period to 2061, US $9,991 (2002 - US $9,995)	13,517	15,846
Interest at 10.5%, compounded monthly, AUS $9,927 (d)	9,644	8,825
Interest at 7.5%, compounded annually, AUS $5,919 (2002 - AUS $6,159)	5,751	5,463
Interest at 7%, US $2,698 (2002 - US $6,030)	3,487	9,527
Interest at Euribor plus 2%, due 2021, €6.6 million (2002 - €6.7 million)	10,677	11,018
Interest at 6%, due 2009, €3 million	4,884	4,969
Non-interest bearing, US $16,838 (2002 - US $18,356) ((c) and (e))	21,761	28,995

	215,038	232,936
Less allowance for doubtful long-term receivables ((c), (d) and (e))	(17,403)	(25,830)

	$197,635	$207,106

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

3.	Long-term receivables (continued):

(a)	Principal and interest on the bond are payable annually every March out of 50% of the available cash flow (as defined in the bond indenture) from Four Seasons Hotel London. The bond is due from an affiliate of a shareholder of FSHI and is secured by the affiliate’s investment in the hotel. During 2003, principal repayment of nil (2002 — £0.2 million) was received by the Corporation.

(b)	Principal and interest on the loan are payable annually every March out of the other 50% of the available cash flow from Four Seasons Hotel London (note 3(a)). The loan is due from an affiliate of a shareholder of FSHI and is secured by the affiliate’s additional indirect interest in the hotel.

(c)	Included in “Other expense, net” for the year ended December 31, 2002 is an asset impairment charge of $16,409 relating to the Corporation’s investment in Four Seasons Hotel Caracas, effectively reducing the book value of its investment in the hotel to nil at December 31, 2002. This amount included an asset impairment charge on a US $5,000 loan that is secured by a second mortgage and registered against the hotel, and non-interest bearing advances of US $1,776 and expenses related to legal and enforcement costs of $5,475 incurred to December 31, 2002. For the year ended December 31, 2003, an additional $3,721 in legal and enforcement costs had been incurred and is included in “Other expense, net.” The Corporation is in dispute with the owner of the hotel regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on the US $5,000 loan. Formal notice of the default was given to the owner. The dispute was referred to arbitration and the arbitration decision is pending.

In addition, in 2003, the Corporation received judgment in its legal proceedings against the owner, which involved the protection of its proprietary materials. The court found against the owner on all matters, including illegal computer “hacking” and unlawful and unauthorized use of the Corporation’s proprietary information, and ordered that the owner pay to the Corporation damages totalling US $4.9 million, plus legal costs and expenses of US $1.4 million. The owner has appealed the judgment from the legal proceeding, but has not stayed execution pending appeal. Therefore, the Corporation is moving to enforce the judgment from the legal proceeding against the owner, but has not recorded any receivable arising from the judgment as at December 31, 2003.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

3.	Long-term receivables (continued):

(d)	In 2002, the Corporation recorded an asset impairment charge of $7,000 relating to the Corporation’s long-term receivable from Four Seasons Hotel Sydney, which is included in “Other expense, net.” The charge resulted from a lack of improvement in both domestic and international tourism in Australia, reduced expectations for operating results for Four Seasons Hotel Sydney, and an independent appraisal received in 2002, which confirmed that conditions had deteriorated such that the Corporation is not expected to fully recover its long-term receivable from the hotel.

(e)	As at December 31, 2002, the amounts included a loan of US $5,000 to the owner of The Regent Jakarta. The Corporation had fully provided for this loan as at December 31, 2002. Pursuant to a restructuring plan, the Corporation’s unsecured loan was ultimately converted in 2003 to an equity interest in the hotel owner equal to 2% of the outstanding equity. As at December 31, 2003, the investment has been recorded in “Investments in hotel partnerships and corporations,” with a carrying value of nil.

Changes in the allowance for doubtful long-term receivables consist of:

	2003	2002
Balance, beginning of year	$(25,830)	$(7,963)
Provision for loss ((c) and (d))	(746)	(17,743)
Conversion to investment (e)	6,462	—
Foreign exchange gain (loss)	2,711	(124)

Balance, end of year	$(17,403)	$(25,830)

During 2003, the Corporation recovered $1,755 (2002 — $55) on amounts that had been written off in prior years. This recovery is recorded in “Other expense, net.”

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

4.	Investments in hotel partnerships and corporations:

	2003	2002
Four Seasons Hotel Shanghai (a)	$25,701	$25,701
Four Seasons Residence Club Scottsdale (b)	8,638	10,557
Other operating properties	78,609	73,496
Properties under construction or development	44,690	36,608

	$157,638	$146,362

(a)	Investment in Four Seasons Hotel Shanghai:

The Corporation has approximately a 21.2% equity interest in Four Seasons Hotel Shanghai. The hotel opened in February 2002 and the Corporation intends to dispose of a portion or all of its investment in this hotel.

(b)	Investment in Four Seasons Residence Club Scottsdale:

The Corporation has approximately a 71% equity interest in Four Seasons Residence Club Scottsdale. The Corporation is in discussions with potential purchasers relating to the sale of a portion of the Corporation’s equity interest in the residence club, which would reduce the Corporation’s equity interest to below 20%.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

5.	Fixed assets:

	2003			2002
		Accumulated			Accumulated
		depreciation			depreciation
		and	Net book		and	Net book
	Cost	amortization	value	Cost	amortization	value
Land	$27,288	$–	$27,288	$18,880	$–	$18,880
Buildings	8,690	(2,543)	6,147	8,613	(2,265)	6,348
Furniture, fixtures and equipment (a)	51,335	(19,156)	32,179	55,547	(18,991)	36,556
Leasehold interests and improvements(a)	15,678	(5,503)	10,175	17,894	(5,085)	12,809

	$102,991	$(27,202)	$75,789	$100,934	$(26,341)	$74,593

(a)	During 2003, the Corporation recorded an asset impairment charge of $3,174 related to the net book value of the fixed assets at Four Seasons Hotel Berlin, which is included in “Other expense, net.”

(b)	Depreciation and amortization expense for fixed assets was $7,950 (2002 — $7,501).

6.	Investment in management contracts:

	2003	2002
Management contracts, at cost	$252,754	$274,789
Less accumulated amortization	(49,084)	(51,954)

	$203,670	$222,835

(a)	Amortization expense for management contracts was $6,427 (2002 - $6,505).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

6.	Investment in management contracts (continued):

(b)	During 2003, the Corporation and the owner of Four Seasons Olympic Hotel Seattle settled their disagreement, which was subject to arbitration, concerning the management of the hotel. Under the settlement, Four Seasons concluded its management of Four Seasons Olympic Hotel upon the sale of the hotel, which occurred on August 1, 2003. On closing of the sale of the hotel, the Corporation received an initial payment, which included its share of the sale proceeds as a result of its minority ownership interest in the hotel. The Corporation will also receive annual payments over the next several years. A portion of these future payments has been included in net earnings for the year ended December 31, 2003. In addition, $5,754 (2002 — $1,682) in legal and enforcement costs were incurred during 2003 and are included in “Other expense, net.”

7.	Investment in trademarks and trade names:

	2003	2002
Trademarks and trade names, at cost	$11,814	$12,798
Less accumulated amortization	(6,057)	(6,469)

	$5,757	$6,329

Amortization expense for trademarks and trade names was $619 (2002 — $767).

8.	Income taxes:

The sources of earnings before provision for income taxes comprise the following:

	2003	2002
Canada	$6,319	$4,922
Foreign	5,690	23,013

	$12,009	$27,935

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

8.	Income taxes (continued):

The provision for income taxes is as follows:

	2003	2002
Current:
Canada	$1,588	$(2,300)
Foreign	(3,983)	(3,443)

	(2,395)	(5,743)

Future (Canada)	(4,460)	(1,118)
Increase in future income tax assets (Canada)	230	157

	$(6,625)	$(6,704)

The increase in future income tax assets relates to changes in Canadian federal and provincial income tax rates. The 2003 increase of $230 was the result of an increase in the provincial income tax rate and the 2002 increase of $157 was the result of a one-year deferral of a tax rate reduction.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

8.	Income taxes (continued):

Income tax expense varies from the amount computed by applying combined Canadian federal and provincial tax rates to earnings before income taxes as follows:

	2003	2002
Earnings before income taxes	$12,009	$27,935
Items not deductible	44,262	19,254

Earnings subject to taxes	$56,271	$47,189

Statutory Canadian federal and provincial tax rate	35.77%	37.75%

Expected income tax expense	$(20,128)	$(17,814)
Reduction in tax due to lower foreign tax rates	13,273	12,403
Change in beginning of year balance in valuation allowance for future income tax assets	–	(837)
Adjustments to future income tax assets and liabilities for changes in tax basis caused by tax reorganization, dispositions, other	–	(613)

Income tax expense before effect of change in tax rates	(6,855)	(6,861)
Increase in future income tax assets due to change in tax rates	230	157

Income tax expense	$(6,625)	$(6,704)

The significant components of future income tax expense attributable to earnings before income taxes are as follows:

	2003	2002
Future income tax recovery (expense) (exclusive of the effects of the following components)	$(4,460)	$332
Adjustments to future tax assets and liabilities for changes in tax basis caused by tax reorganizations, dispositions, other	–	(613)
Increase in valuation allowance	–	(837)

Future income tax expense	(4,460)	(1,118)
Increase in future income tax assets due to change in tax rates	230	157

Net reduction in future income tax assets	$(4,230)	$(961)

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

8.	Income taxes (continued):

The valuation allowance for the years ended December 31, 2003 and 2002 was $3,004. The valuation allowance results from potential limitations on the use of tax losses in a foreign jurisdiction. In order to fully realize the future income tax assets, the Corporation will need to generate future taxable income of approximately $100,000. Based upon projections of future taxable income over the years in which the future income tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the future income tax assets considered realizable, however, could be reduced in the near term if estimated future taxable income during the carryforward period is reduced.

Future income taxes arise from temporary differences in the basis of the Corporation’s assets and liabilities for tax and financial reporting purposes. Tax effects of these differences are as follows:

	2003	2002
Future income tax assets:
Investments in hotel partnerships and corporations	$5,641	$11,361
Tax losses carried forward and other assets	18,158	18,385
Long-term receivables	2,591	5,332
Investment in trademarks and trade names	1,055	95
Long-term obligations	3,457	5,413

	30,902	40,586
Valuation allowance	(3,004)	(3,004)

Total gross future income tax assets	27,898	37,582

Future income tax liabilities:
Investment in management contracts	(9,346)	(14,574)
Fixed assets	(5,322)	(5,548)

Total gross future income tax liabilities	(14,668)	(20,122)

Future income tax assets	$13,230	$17,460

At December 31, 2003, the Corporation had accumulated net operating losses carried forward of approximately $30,600 for tax purposes, which expire as follows:

2005	$4,600
2007	3,300
2008	800
2010	21,900

$30,600

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

9.	Long-term obligations:

	2003	2002
Convertible notes, US $68,112 (2002 - US $62,372) (a)	$88,029	$98,523
Accrued benefit liability (note 12(b))	29,492	27,899
Other long-term obligations	2,587	2,632

	120,108	129,054
Less amounts due within one year	(2,587)	(2,668)

	$117,521	$126,386

(a)	Convertible notes:

During 1999, FSHI issued US $655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US $172,500. The net proceeds of the issuance, after deducting offering expenses and underwriter’s commission, were approximately US $166,000. At any time on or before the maturity date, unless the notes have previously been redeemed or purchased, holders may require FSHI to convert the notes (each US $1,000 principal) into 5.284 Limited Voting Shares of FSHI. FSHI has the right to acquire the notes that a holder has required to be converted for cash equal to the fair value of the Limited Voting Shares. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest.

Holders also have the right to require FSHI to purchase all or a portion of their notes on September 23, 2004, September 23, 2009 and September 23, 2014 in consideration for Limited Voting Shares of FSHI having a fair value equal to the issue price plus accrued interest to the date of purchase (September 23, 2004 — US $328.73 per note; September 23, 2009 — US $410.65 per note; September 23, 2014 — US $512.98 per note). FSHI has the right to acquire for cash all or a portion of the notes that a holder has required to be so purchased. In addition, upon a change in control of FSHI occurring on or before September 23, 2004, FSHI will be required to offer to purchase all the notes for cash at the issue price plus accrued interest to the date of purchase. FSHI may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest to the date of purchase.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

9.	Long-term obligations (continued):

In accordance with Canadian generally accepted accounting principles, the notes are bifurcated into a debt component (representing the present value of a zero coupon bond of US $655,519 maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68,902 to long-term obligations and $178,574 to shareholders’ equity. The offering expenses and underwriter’s commission relating to the debt component of the notes of $2,549 were recorded in “Other assets.” The principal amount of the notes will increase as interest is compounded at 9% over the 30-year term of the note. As at December 31, 2003 and 2002, FSHI had 655,404 convertible notes outstanding.

(b)	Bank credit facilities:

At December 31, 2003, the Corporation has US $212,500 of committed bank credit facilities, of which US $112,500 expires in April 2004 and US $100,000 expires in July 2004. As at December 31, 2003 and 2002, no amounts were borrowed by the Corporation under these credit facilities. However, approximately US $28,100 of letters of credit were issued but undrawn as at December 31, 2003. Borrowings under these credit facilities bear interest at LIBOR plus a spread ranging between 0.3% and 1.0%, depending upon certain criteria specified in the loan agreement.

The bank credit facilities contain certain covenants which require the Corporation to maintain certain financial ratios. In addition, the bank credit facilities contain additional covenants which, in certain circumstances, restrict the Corporation’s ability to borrow funds ranking superior to these obligations and to undertake certain types of major transactions. The Corporation was in compliance with these covenants during 2003 and 2002. In addition, the bank credit facilities are callable in certain circumstances by the creditors on a change of control of FSHI.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

9.	Long-term obligations (continued):

(c)	Interest income, net:

	2003	2002
Interest income	$14,351	$18,314
Interest on long-term obligations	(10,769)	(11,209)
Other interest expense	(232)	(3,870)

Interest income, net	$3,350	$3,235

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

10.	Shareholders’ equity:

(a)	Capital stock:

Authorized:

3,832,172	Variable Multiple Voting Shares (“VMVS”), entitling the holder to that number of votes that results in the aggregate votes attaching to the VMVS, representing approximately 65% of the votes attaching to the VMVS and the Limited Voting Shares (“LVS”), in aggregate, which, at December 31, 2003, was 15.35 votes (2002 - 15.10 votes) per VMVS. Changes in the number of votes attaching to the VMVS necessary to maintain this level will occur concurrently with the issue of additional LVS.

The VMVS rank equally with the LVS as to distributions on liquidation, dissolution or winding-up of FSHI. Dividends declared and paid on the VMVS are in amounts per share equal to 50% of the dividends per share declared and paid on the LVS, regardless of whether the number of votes attaching to the VMVS is further increased.

VMVS are convertible into LVS on a one-for-one basis at the option of the holder. The shares automatically convert into LVS upon any transfer outside of the family of Isadore Sharp, except a transfer of a majority of the shares to a purchaser who makes an equivalent offer to purchase all outstanding VMVS and LVS.

Unlimited	LVS, voting (one vote per share) and ranking equally with the VMVS as to distributions on liquidation, dissolution or winding-up of FSHI.

Unlimited	First Preference Shares and Second Preference Shares, issuable in series, non-voting and ranking prior to all other shares with respect to payment of dividends and distributions on liquidation or winding-up of FSHI. The dividend rate, redemption and conversion rights, if any, are to be determined prior to issuance by the directors of FSHI.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

10.	Shareholders’ equity (continued):

Issued and fully paid:

	VMVS		LVS
		Stated		Stated
	Shares	value	Shares	value	Total
December 31, 2001	3,986,872	$44	31,000,595	$319,416	$319,460
Options exercised for cash	–	–	225,465	5,653	5,653
Shares repurchased and cancelled	–	–	(337,600)	(3,512)	(3,512)
Conversion of VMVS	(4,700)	–	4,700	–	–

December 31, 2002	3,982,172	44	30,893,160	321,557	321,601
Options exercised for cash	–	–	366,260	7,673	7,673
Conversion of VMVS	(150,000)	(2)	150,000	2	–

December 31, 2003	3,832,172	$42	31,409,420	$329,232	$329,274

At the Special Meeting of Shareholders on December 19, 1989, the shareholders approved a Long-Term Incentive Plan, whereby the chief executive officer of FSHI was granted the right to receive a special payment on an arm’s-length sale of control of FSHI (the “sale”). The amount of the payment is determined with reference to the sale price and the trading price of LVS on The Toronto Stock Exchange in the period preceding the sale. The right to receive the payment may be transferred among members of the officer’s family, their holding companies and trusts.

Pursuant to its normal course issuer bid, during 2002, 337,600 LVS, having average issue proceeds of $3,512, were repurchased by the Corporation for aggregate consideration, including commissions, of $16,495. All of the shares repurchased were cancelled. The $12,983 excess of the aggregate repurchase price paid over the average issue price was allocated as follows: $148 to contributed surplus, representing the amount initially credited to contributed surplus relating to the class of shares repurchased, and the remaining $12,835 to retained earnings.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

10.	Shareholders’ equity (continued):

Under the Corporation’s stock option plan, eligible directors, executives and employees may be granted options to acquire LVS at a price which is not less than the weighted average price of board lots traded on The Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of 10 years, and generally become exercisable in varying proportions on the first, second, third, fourth and fifth anniversaries of the date of grant. All such options become exercisable within specified periods in the event of retirement, termination other than for cause (including as a result of a change of control of FSHI), incapacity or death of the director, executive or employee.

Changes in stock options for the years ended December 31, 2003 and 2002 were as follows:

	Options	Weighted average	Available
	outstanding	exercise price	for grant
Balance at December 31, 2001	5,530,302	$50.11	1,067,486
Granted	511,000	65.93	(511,000)
Exercised	(225,465)	25.07	–
Cancelled	(20,160)	68.47	20,160

Balance at December 31, 2002	5,795,677	52.41	576,646
Granted	445,200	46.00	(445,200)
Exercised	(366,260)	20.95	–
Cancelled	(37,720)	68.50	37,720

Balance at December 31, 2003	5,836,897	53.91	169,166

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

10.	Shareholders’ equity (continued):

Information relating to stock options outstanding at December 31, 2003 was as follows:

			Options outstanding			Options exercisable
				Weighted			Weighted
				average	Weighted		average
			Options	remaining	average	Options	exercisable
Range of exercise prices			outstanding	contractual life	exercise price	exercisable	price
$11.37	–	$28.10	499,312	1.5years	$18.21	498,195	$18.23
$30.00	–	$40.51	697,800	4.5years	33.82	568,200	33.23
$44.67	–	$53.28	2,413,543	5.7years	49.33	971,358	48.72
$54.95	–	$70.19	1,165,126	7.4years	61.85	354,577	59.54
$70.89	–	$108.14	1,061,116	6.8years	85.60	240,020	85.42

$11.37	–	$108.14	5,836,897	5.7years	53.91	2,632,350	44.41

Effective January 1, 2003, the Corporation prospectively adopted the new recommendations of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.” As a result, $893,000 in stock option expense was recorded by the Corporation for stock options granted in 2003 (note 1(k)).

(b)	Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of VMVS and LVS outstanding during the year. Potentially issuable LVS are excluded from the calculation of basic earnings per share, but are included in the calculation of diluted earnings per share by application of the “treasury stock method,” which takes into account the dilution relating to LVS issuable under the Corporation’s stock option plan, and by application of the “if-converted method,” which takes into account the dilution relating to the conversion of the Corporation’s convertible notes. During 2003 and 2002, no convertible notes were redeemed by the issuance of LVS. FSHI has the option to acquire for cash rather than LVS any conversion or put right under the convertible note indenture (note 9(a)).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

10.	Shareholders’ equity (continued):

A reconciliation of the net earnings and weighted average number of VMVS and LVS used to calculate basic earnings per share and diluted earnings per share is as follows:

	2003		2002
	Net		Net
	earnings	Shares	earnings	Shares
Basic earnings per share:
Net earnings and number of shares	$5,384	34,996,389	$21,231	35,051,619
Effect of assumed dilutive conversions:
Stock option plan	–	870,135	–	1,118,953

Diluted earnings per share:
Net earnings and number of shares	$5,384	35,866,524	$21,231	36,170,572

(c)	Equity adjustment from foreign currency translation:

The increase in the “Equity adjustment from foreign currency translation” during 2003 and 2002 was primarily caused by changes in the exchange rates used to translate the Corporation’s net investment in foreign self-sustaining subsidiaries.

11.	Foreign exchange gain (loss):

During 2003, the Corporation recorded a net foreign exchange loss of $14,703 (2002 — net foreign exchange gain of $5,036), which is included in “Other expense, net.” The net foreign exchange loss in 2003 and the net foreign exchange gain in 2002 related to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by the Corporation’s foreign self-sustaining subsidiaries.

As at December 31, 2003, the Corporation ceased designating its US dollar forward contracts as hedges of its 2004 US dollar revenues. These contracts were entered into during 2002 and all will mature during 2004. Any foreign exchange gains, deferred prior to January 1, 2004, will continue to be deferred and will be recognized in 2004 as an increase of revenues.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

12.	Commitments and contingencies:

(a)	Lease commitments:

The Corporation has entered into lease agreements for certain hotel properties and corporate offices for periods up to the year 2054. The lease terms may be extended by the Corporation under renewal options for periods up to the year 2069.

(i)	Future minimum lease payments for The Pierre in New York, Four Seasons Hotel Vancouver and certain corporate offices (but exclusive of any contingent rentals, occupancy costs, and lease commitments relating to Four Seasons Hotel Berlin and Four Seasons Hotel London, which are discussed below), are as follows:

2004	$10,342
2005	9,895
2006	9,195
2007	8,950
2008	8,845
Subsequent to 2008	45,245

$92,472

The Corporation has provided a US $5,000 letter of credit to support its obligations under the lease at The Pierre in New York.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

12.	Commitments and contingencies (continued):

(ii)	The lease agreement for Four Seasons Hotel Berlin was transferred to the Corporation effective January 1, 1999. The lease is for an initial 20-year term with 10 five-year renewals at the Corporation’s option. The future minimum lease payments of approximately €87 million ($142,005 in aggregate, or approximately $9,000 per year) are to be paid out of the hotel’s operations. To the extent that the hotel is unable to pay these commitments, the Corporation’s obligation to fund any shortfall is limited to approximately €11 million. As at December 31, 2003, this obligation was fully funded. However, the landlord may terminate the lease in the first quarter of 2004.

(iii)	The Corporation is the tenant of the land and premises constituting Four Seasons Hotel London pursuant to the terms of a lease (the “FS Lease”) expiring on January 28, 2054. The leasehold interest of the Corporation in the hotel is a continuing obligation which survived the sale by the Corporation of its ownership interest in the hotel in 1995. The Corporation has entered into a sublease of the hotel with the entity (the “Sub-Tenant”) on whose behalf the Corporation manages the hotel. The annual rent payable by the Corporation under the FS Lease is currently £3.9 million. The same amount of annual rent is payable by the Sub-Tenant to the Corporation pursuant to the sublease and is payable out of the operating accounts of the hotel. Indirectly, the Corporation now holds a 12.5% ownership interest in the Sub-Tenant.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

12.	Commitments and contingencies (continued):

Pursuant to the arrangements relating to the ownership of the Sub-Tenant, the Corporation would be required to fund its proportionate 12.5% share of any amounts required to ensure that the Sub-Tenant honoured all of the obligations necessary for the operation of the hotel, including the sublease payments, to the extent the majority shareholder makes payment of its proportionate share of such amounts. The Corporation has not been required either to make payment of any amount of rent under the FS Lease that has not first been paid to the Corporation under the sublease or to fund any amounts under the terms of the ownership arrangements relating to the Sub-Tenant. Historically, hotel operating cash flow has been more than sufficient to meet the rent obligation. In the event of a non-payment of rent under the sublease, the Corporation would be entitled to forfeit the sublease. The ongoing management of the hotel by the Corporation is subject to a non-disturbance agreement with the senior lender of the Sub-Tenant. Future minimum lease payments of the hotel, exclusive of any contingent rentals and occupancy costs, are as follows:

2004	$8,871
2005	8,986
2006	9,101
2007	9,217
2008	9,226
Subsequent to 2008	415,948

$461,349

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

12.	Commitments and contingencies (continued):

(b)	Pension commitments:

The Corporation maintains a multi-employer non-contributory defined benefit pension plan (the “Plan”) on behalf of the Corporation and the owners of certain managed hotels. The Plan provides pension benefits for certain senior executives of the Corporation and hotel general managers, based on years and level of service and annual salary.

Information relating to the Plan for the years ended December 31, 2003 and 2002 based on projections of employees’ compensation levels to the date of retirement were as follows:

	2003	2002
Accrued benefit obligation, beginning of year	$52,092	$51,319
Change in accrued benefit obligation:
Service cost	1,863	1,801
Interest cost	3,610	3,325
Benefits paid	(951)	(951)
Actuarial loss (gain)	4,054	(3,402)

Accrued benefit obligation, end of year	60,668	52,092
Unamortized actuarial loss for changes in assumptions	(6,189)	(2,135)

Accrued benefit liability, end of year, before allocation	54,479	49,957
Portion allocated to managed properties	(24,987)	(22,058)

Accrued benefit liability, end of year, after allocation	$29,492	$27,899

During 2002 and part of 2003, the accrued benefit liability was financed by life insurance policies on the lives of certain of the participants in the Plan. During 2003, most of the policies were liquidated for cash proceeds generally equal to its carrying value. In 2002, the Corporation recorded a loss relating to the decline in the market value of the cash surrender value of these policies in 2002 of $1,360, which is included in “Other expense, net.”

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

12.	Commitments and contingencies (continued):

	2003	2002
Assumptions as of December 31:
Discount rates — benefit obligation	6.50%	6.75%
Discount rates — benefit expense	6.75%	6.75%
Rates of increase in compensation levels	3.00%	3.00%

Components of benefit expense before allocation:
Service cost	$1,863	$1,801
Interest cost	3,610	3,325

Benefit expense before allocation	5,473	5,126
Portion allocated to managed properties	(2,803)	(2,508)

Benefit expense after allocation	$2,670	$2,618

2003	sensitivity of key assumptions, after allocation:

	Change in	Change in
	obligation	expense
Impact of 0.25% change in discount rate assumption	$148	$36
Impact of 0.25% change in rate of increase in future compensation assumption	142	49

(c)	Guarantees, commitments and indemnifications:

In February 2003, the CICA issued Accounting Guideline No. 14, “Disclosure of Guarantees” (“AcG-14”), which requires entities to disclose certain “guarantees,” as defined in AcG-14. Under this definition, guarantees include contracts where an entity may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. This definition also includes contracts under which an entity may be required to make payments if a third party fails to perform under the terms of a contract and contracts under which an entity provides indirect guarantees of the indebtedness of another party.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

12.	Commitments and contingencies (continued):

(i)	Guarantees and commitments:

As at December 31, 2003, the Corporation has provided certain guarantees and has other commitments in connection with the hotels under management. These include three bank guarantees in respect of three projects totalling a maximum of $29,100. The Corporation has lease commitments in respect of Four Seasons Hotel London, which are more fully described in note 12(a)(iii), and Four Seasons Hotel Prague of approximately €700. In addition, the Corporation has three other commitments totalling $7,800. The Corporation also has guaranteed certain obligations of various directors, officers and employees in the amount of $384, all of which were entered into before 2002.

To the extent it is called upon to honour any one of these commitments, the Corporation generally has either the right to be repaid from hotel operations and/or has various forms of security or recourse to the owner of the property. The Corporation does not anticipate funding any amount pursuant to these commitments during 2004, and no amount has been recorded in the consolidated financial statements in respect of these commitments. The Corporation’s assessment of its potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

(ii)	Disposition indemnification arrangements:

In connection with the sale of all or a part of its interest in a property, the Corporation and its subsidiaries may agree to indemnify against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for that interest. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties.

Also, in the case of two of the Corporation’s dispositions, the Corporation received indemnity agreements in its favour, for its existing guarantee obligations related to the disposed interest that have remained outstanding notwithstanding the disposition. The Corporation believes that the indemnification agreements in its favour will fully indemnify the Corporation for any possible payment under these existing guarantees.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

12.	Commitments and contingencies (continued):

(iii)	Director and officer indemnification arrangements:

To the extent permitted by law, the Corporation and its subsidiaries indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at the request of the Corporation or its subsidiaries. The Corporation has purchased directors’ and officers’ liability insurance that may be available in respect of certain of these claims.

(iv)	Other indemnification arrangements:

In the ordinary course of their business, the Corporation and its subsidiaries enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities which arise in respect of tax or environmental matters).

The terms of the Corporation’s indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes the Corporation from making a reasonable estimate of the maximum potential amount the Corporation and its subsidiaries could be required to pay to counterparties. The Corporation believes that the likelihood that it or its subsidiaries would incur significant liability under these obligations is remote. Historically, the Corporation and its subsidiaries have not made any significant payments under such indemnifications. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. The Corporation’s assessment of its potential liability could change in the future as a result of currently unforeseen circumstances.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

12.	Commitments and contingencies (continued):

(d)	Other commitments and contingencies:

(i)	In the ordinary course of its business, the Corporation is named as a defendant in legal proceedings resulting from incidents taking place at hotels owned or managed by it. The Corporation maintains comprehensive liability insurance and also requires hotel owners to maintain adequate insurance coverage. The Corporation believes such coverage to be of a nature and amount sufficient to ensure that it is adequately protected from suffering any material financial loss as a result of such claims.

(ii)	A number of the Corporation’s management contracts are subject to certain performance tests which, if not met, could allow a contract to be terminated prior to its maturity. The Corporation generally has various rights to cure any such defaults to avoid termination. In addition, certain management contracts are terminable by the hotel owner on a defined change of control of FSHI.

(iii)	The Corporation is currently in dispute with the owner of Four Seasons Hotel Caracas (note 3(c)) over a variety of matters.

13.	Fair values of financial instruments:

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values.

The fair value of the Corporation’s convertible notes is based on market quotes obtained from one of the Corporation’s financial advisors.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

13.	Fair values of financial instruments (continued):

Other financial instruments held by the Corporation include long-term receivables due from owners of managed hotels (note 3). The Corporation does not have plans to sell these loans to third parties and expects to realize or settle them in the ordinary course of business. The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The Corporation enters into foreign exchange forward contracts that oblige it to buy or sell specific amounts of foreign currencies at set future dates at predetermined exchange rates. Because a significant portion of the Corporation’s revenues is derived in foreign currencies (primarily US dollars) and expenditures incurred by the Corporation for its management operations are denominated primarily in Canadian dollars, the Corporation enters into such contracts from time to time to protect itself in the event of a strengthening Canadian currency. Management estimates future foreign currency cash flows on an ongoing basis, based on its projections of foreign currency-denominated management fees and other transactions. Management negotiates foreign exchange forward contracts in proportion to the magnitude and timing of these cash flows. As at December 31, 2003, the Corporation had sold forward US $50,000 at a weighted average forward exchange rate of 1.61 (2002 — US $107,085 at a weighted average forward exchange rate of 1.60), under 24 forward contracts (2002 — 49 forward contracts) maturing over a 12-month period (2002 — 24-month period). The fair value of foreign exchange forward contracts is estimated from quotes obtained from the Corporation’s counterparties for the same or similar financial instruments.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

13.	Fair values of financial instruments (continued):

The fair values of financial instruments are as follows:

	Estimated	Carrying
	fair value	amount
2003:
Convertible notes (a)	$(289,000)	$(273,433)
Foreign exchange forward contracts	15,000	604
2002:
Convertible notes (a)	(307,000)	(283,927)
Foreign exchange forward contracts	(300)	(758)

(a)	The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders’ equity. It excludes, however, the offering expenses and underwriter’s commission related to the shareholders’ equity component of the notes of $6,861, which are recorded in “Shareholders’ equity.”

14.	Segmented information:

The Corporation has two distinct operating segments: management operations and ownership operations. Under its management operations segment, the Corporation generally supervises all aspects of hotel operations on behalf of the hotel owners, including hotel sales and marketing, hotel reservations, hotel accounting, purchasing, budgeting and the hiring, training and supervising of staff. For providing these services, the Corporation typically receives a base fee calculated as a percentage of gross revenues of the hotel. In addition, the Corporation may receive incentive fees based on the operating performance of the hotels. Generally, the hotels’ owners, and not the Corporation, fund substantially all capital expenditures and working capital of the hotels, including all employment and operating costs. This segment also includes the licensing and managing of residential projects and residence clubs. The Corporation is entitled to receive a fee for the use of its brand name in connection with these projects, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units. In addition, the Corporation receives a fee from the owners of the residential projects and residence club units for services provided in the ongoing management of these units.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

14.	Segmented information (continued):

Under its ownership operations segment, the Corporation had an equity interest in 12 hotels and resorts and three residence clubs under management and six projects under construction as at December 31, 2003. Earnings are primarily derived from the consolidation of its wholly owned interests in three hotels and distributions from its other equity interests. Generally, the ownership operations segment is subject to greater economic fluctuations than the management operations segment. Ownership earnings can be materially affected by, among other things, changes in travel patterns, local wage rate factors, the level of capital spending that is required to appropriately maintain and renew the hotels, volatility of construction costs, the availability of hotel financing and changes in interest rates. The Corporation structures its ownership interests separately from its management interests so as to enable the Corporation to dispose of ownership interests as sale opportunities arise, without affecting its management interests.

(a)	Consolidated revenues:

Revenues have been allocated to specific geographic segments based on the location of each hotel or resort.

	2003			2002
		Ownership			Ownership
		revenues			revenues
	Management	and	Consolidated	Management	and	Consolidated
	revenues	distributions	revenues	revenues	distributions	revenues
United States	$83,022	$76,506	$159,528	$84,636	$88,922	$173,558
Canada/Mexico/ Caribbean/ South America	16,521	26,746	43,267	15,785	31,857	47,642
Europe/Middle East	32,849	20,115	52,964	29,561	21,832	51,393
Asia/Pacific	17,364	—	17,364	17,912	—	17,912

	149,756	123,367	273,123	147,894	142,611	290,505
Less intersegment revenues	(4,752)	—	(4,752)	(5,831)	—	(5,831)

	$145,004	$123,367	$268,371	$142,063	$142,611	$284,674

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

14.	Segmented information (continued):

(b)	Total assets:

	2003	2002
United States	$335,375	$377,831
Canada/Mexico/Caribbean/South America	290,098	243,233
Europe/Middle East	220,666	238,249
Asia/Pacific	100,521	132,078

	$946,660	$991,391

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles:

The consolidated financial statements of the Corporation for the years ended December 31, 2003 and 2002 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

If US GAAP were employed, net earnings would be adjusted as follows:

	2003	2002
Net earnings based on Canadian GAAP	$5,384	$21,231
Impact on net earnings of US GAAP adjustments:
Hotel partnerships, ventures and corporations (a)	(3,966)	(7,782)
Hotel disposition program (b)	—	552
Future income taxes (c)	(7,596)	(1,785)
Convertible notes (d)	(4,909)	(5,614)
Deferred charges (e) and (j)	(3,861)	(867)
Foreign exchange translation (h)	53,770	7,752
Pension plan (i)	(488)	(507)
Stock compensation expense (o)	893	—

Earnings before impact of change in accounting policy based on US GAAP	39,227	12,980
Cumulative effect of change in accounting policy, net of income tax recovery in 2002 of $486 (j)	—	(18,967)

Net earnings (loss) based on US GAAP	$39,227	$(5,987)

Basic earnings (loss) per share based on US GAAP:
Earnings before impact of change in accounting policy	$1.12	$0.37
Cumulative effect of change in accounting policy	—	(0.54)

Net earnings (loss)	$1.12	$(0.17)

Diluted earnings (loss) per share based on US GAAP:
Earnings before impact of change in accounting policy	$1.09	$0.37
Cumulative effect of change in accounting policy	—	(0.54)

Net earnings (loss)	$1.09	$(0.17)

Weighted average shares — basic	34,996,389	35,051,619

Weighted average shares — diluted	35,982,715	36,170,572

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

The impact of the US GAAP differences discussed above on the Corporation’s consolidated shareholders’ equity is as follows:

	2003	2002
Shareholders’ equity based on Canadian GAAP	$765,507	$801,208
Impact on shareholders’ equity of US GAAP adjustments:
Hotel partnerships, ventures and corporations (a)	(78,870)	(67,056)
Hotel disposition program (b)	27,842	27,842
Future income taxes (c)	(313)	7,283
Convertible notes (d)	(214,270)	(211,062)
Deferred charges (e) and (j)	(31,448)	(26,950)
Foreign exchange translation (h)	52,996	927
Pension plan (i)	4,231	4,719

Shareholders’ equity based on US GAAP	$525,675	$536,911

(a)	Investments in hotel partnerships, ventures and corporations:

(i)	The Corporation has minority interests (generally less than 20%) in certain hotel partnerships and ventures which, under Canadian GAAP, the Corporation accounts for on a cost basis (note 1(f)). Under US GAAP (AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures”), the Corporation is required to account for its investments in these hotel partnerships and ventures using the equity method of accounting, pursuant to which the Corporation records in income its proportionate share of the investee’s net earnings or loss.

(ii)	Under Canadian GAAP, the Corporation accounts for its investments in hotel partnerships and corporations, which were acquired prior to May 1, 2003 with the intention that they be disposed of in the foreseeable future, by the cost method, irrespective of its percentage ownership interest (note 1(f)). Under US GAAP, effective January 1, 2002, the Corporation accounts for these temporary investments based on its percentage ownership interest for each investment, as the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”) eliminated the exception to consolidate a temporary controlled subsidiary. As a result, the Corporation has consolidated one temporary investment (2002 — one) and has equity accounted one temporary investment (2002 — two).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

Summarized balance sheet information of the equity method investments, presented on a 100% basis, is as follows:

	2003	2002
Current assets	$70,319	$137,356
Long-term assets, net	498,376	712,001

	$568,695	$849,357

Current liabilities	$231,919	$235,503
Long-term obligations and other	268,647	504,853
Equity	68,129	109,001

	$568,695	$849,357

     Summarized results of operations of the equity method investments, presented on a 100% basis, are as follows:

	2003	2002
Revenues	$234,757	$346,038
Expenses	(252,233)	(396,930)

Net loss	$(17,476)	$(50,892)

The proportionate taxable income or loss of all hotel partnerships and ventures is included in the taxable income of their respective partners. Accordingly, no provisions for income taxes on such entities are included in the above statements.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(b)	Hotel disposition program:

In November 1993, the Corporation implemented a program to dispose of seven hotel properties. Under Canadian GAAP, this hotel disposition program represented the disposition of a significant portion of the Corporation’s Ownership Operations segment; accordingly, in both 1993 and 1994, the Corporation made an estimate as to whether it would realize a net gain or loss on the program in total. As a result, in 1993, the Corporation recorded a provision of $127,000 for the estimated probable loss on the sale of the hotels included in the hotel disposition program. The program ended in 1996, and the total net proceeds received by the Corporation, resulting from the dispositions of the hotels included in the program, approximated the proceeds estimated in 1993; therefore, the program required no further gain or loss to be recorded.

Under US GAAP, the Corporation was required to account for the hotels remaining in the program as individual assets held for sale. This resulted in the requirement under US GAAP to record, in 1994, a further provision for loss on certain of the hotels remaining in the program, with the offsetting gains on other hotels recorded when the gains were realized. On the sale by the Corporation of its equity interest in one of its hotels in 1995, $27,813 of the gain was deferred for US GAAP purposes, and will be recognized in proportion to the cash payments received on the cash flow bond received as consideration on the sale (note 3(a)). The Corporation did not recognize any of the deferred gain in 2003 (2002 — $552). As at December 31, 2003, $21,345 of the gain continues to be deferred.

(c)	Accounting for future income taxes:

The income tax adjustment from Canadian to US GAAP results from the differences between US GAAP and Canadian GAAP in calculating earnings before income taxes.

The Corporation has made no provision for income taxes, or additional foreign taxes, on the cumulative unremitted earnings of foreign subsidiaries, which were $151,407 as at December 31, 2003, because the Corporation considers these earnings to be permanently invested. These earnings could become subject to additional taxes if remitted as dividends or if the Corporation sells its interests in the affiliates. The Corporation cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(in thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

The provision for income taxes, on a Canadian GAAP basis, consists of:

	2003	2002
Current:
Federal	$1,588	$(1,852)
Provincial	—	(448)
Foreign	(3,983)	(3,443)

	(2,395)	(5,743)
Future:
Federal	(3,543)	(900)
Provincial	(917)	(218)
Foreign	—	—

	(4,460)	(1,118)

Increase in future income tax assets (Canada)	230	157

	$(6,625)	$(6,704)

(d)	Convertible notes:

During 1999, FSHI issued US $655,519 principal amount at maturity (September 23, 2029) of notes convertible into Limited Voting Shares of FSHI for gross proceeds of US $172,500 (note 9(a)). Under Canadian GAAP, the notes are bifurcated into a debt component (representing the present value of a zero coupon bond of US $655,519, maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68,902 to long-term obligations and $178,574 to shareholders’ equity. The offering expenses and underwriter’s commission relating to the debt component of the notes of $2,549 were recorded in “Other assets.”

Under US GAAP, gross proceeds of US $172,500 were recorded as long-term obligations, with a yield to maturity of 4.5%, compounding semi-annually. The total offering expenses and underwriter’s commission relating to the notes of $9,410 were recorded in “Other assets.” Accordingly, additional interest expense of $4,909 (2002 - $5,614) was recognized under US GAAP.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

In addition, under Canadian GAAP, at December 31, 2003 the Corporation classifies the debt component of the notes as a long-term obligation. Under US GAAP, in accordance with Statement of Financial Accounting Standards No. 6, “Classification of Short-Term Obligations Expected to Be Refinanced”, the notes would be classified as a current liability at December 31, 2003.

(e)	Deferred charges:

The Corporation defers expenditures directly related to the negotiation, structuring and execution of new management contracts, and if the property is opened, amortizes these deferred costs on a straight-line basis over a 10-year period (note 1(h)). Under US GAAP, such start-up costs are expensed.

(f)	Investment in management contracts, investment in trademarks and trade names, and other assets:

On a Canadian GAAP basis, amortization expense of approximately $7,000 related to intangible assets with finite lives was recorded during each of the years ended December 31, 2003 and 2002. Amortization expense relating to these assets is expected to be $7,000 in each of the fiscal years 2004 through 2008.

(g)	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities on a Canadian GAAP basis consist of:

	2003	2002
Trade accounts payable	$20,772	$21,532
Payroll and employee benefits	16,941	18,213
Accrued sales, marketing and advertising	4,109	5,265
Taxes payable	8,631	4,647
Dividends payable	1,833	1,809
Other accruals	8,759	9,663

	$61,045	$61,129

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(h)	Foreign exchange translation:

(i)	Under US GAAP, Statement of Financial Accounting Standards No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” establishes accounting and reporting standards for derivatives and hedging. It requires that all derivatives be recognized as either assets or liabilities at fair value and establishes specific criteria for the use of hedging accounting.

The only significant impact on the Corporation in 2003 and 2002 was the mark-to-market of the Corporation’s US dollar forward exchange contracts. For US GAAP purposes, these forward exchange contracts have not been accounted for as hedges; therefore, the mark-to-market adjustments are recognized in income. Under Canadian GAAP, these forward exchange contracts were accounted for as hedges. This difference resulted in an additional foreign exchange gain, in 2003, under US GAAP, of $14,024 (2002 — $6,051).

(ii)	Under US GAAP, the US dollar amount of convertible notes allocated to long-term obligations is higher than under Canadian GAAP (d). The US dollar monetary liabilities are, therefore, higher under US GAAP, which resulted in an increase in the foreign exchange gain in 2003, under US GAAP of $39,746 (2002 — $1,701).

(i)	Pension plan:

Under Canadian GAAP, the Corporation, effective January 1, 2000, changed its accounting policy relating to the accounting for future employee benefits, including pension benefits, to comply with the new Canadian GAAP standard for accounting for pension plans. The Corporation adopted the new standard for pension benefits retroactively, without restating the financial statements of prior periods. This eliminated substantially all of the differences between US and Canadian GAAP relating to the accounting for pension benefits.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

The only remaining significant difference between US and Canadian GAAP relates to the treatment of actuarial gains and losses. Under Canadian GAAP, the transitional provisions relating to the new Canadian GAAP standard for accounting for pension plans permitted the impact of the change of the new standard to be accounted for retroactively, without restatement of prior years’ financial statements. As a result, the Corporation recorded in 2000 a charge to retained earnings, representing the differences between the amount accrued by the Corporation under the prior accounting standard and the actuarial obligation as measured under the new standard, which included the net unamortized actuarial losses as at December 31, 1999. Under US GAAP, the net unamortized actuarial losses as at December 31, 1999 are amortized, on a straight-line basis, over the expected average remaining service life of employees expected to receive benefits under the Plan.

(j)	Change in accounting policy for intangible assets:

Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill and other intangible assets, as established in Statement of Financial Accounting Standards No. 142 (“FAS 142”). The new standard is substantially the same as the new accounting standard under Canadian GAAP, Section 3062, “Goodwill and Other Intangible Assets,” which was also effective January 1, 2002, except with respect to implementation. Under US GAAP, the impact of the change in the accounting standard is recorded as a charge to net earnings, while under Canadian GAAP, the impact of the change is recorded as an adjustment to retained earnings.

The only other significant difference was that, under Canadian GAAP, the net book value of the investment in the rights to the Regent trade name included deferred charges of $7,589, which were previously expensed under US GAAP (note 15(e)). As a result, the decrease to retained earnings recorded in 2002 under Canadian GAAP of $26,366 (net of income taxes of $676), due to the accounting change, was recorded as a charge to net earnings under US GAAP, net of the adjustment related to deferred charges of $7,399 (net of income taxes of $190).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(k)	New accounting standards adopted in 2003:

(i)	Accounting for costs associated with exit or disposal activities:

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“FAS 146”), which provides guidance on the accounting for costs associated with exit or disposal activities. FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The implementation of FAS 146 in 2003 did not have a material impact on the consolidated financial statements of the Corporation.

In March 2003, the Emerging Issues Committee (“EIC”) of The Canadian Institute of Chartered Accountants (“CICA”) issued Abstracts EIC-134, “Accounting for Severance and Termination Benefits” and EIC-135, “Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring),” which contains, in part, accounting requirements substantially the same as FAS 146.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(ii)	Disposal of long-lived assets and discontinued operations:

In December 2002, the CICA issued Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” which applies to disposal activities initiated on or after May 1, 2003. This new section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. Under Section 3475, assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Section 3475 replaced the disposal provisions of Section 3061, “Property, Plant and Equipment,” and Section 3475, “Discontinued Operations”. The implementation of Section 3475 in 2003 did not have a material impact on the consolidated financial statements of the Corporation. As a result of the new standard, the method of accounting for the disposal of long-lived assets and discontinued operations under Canadian GAAP is substantially the same as under US GAAP (in accordance with FAS 144).

(iii)	Accounting for and disclosure of guarantees:

In January 2003, the CICA issued Accounting Guideline No. 14, “Disclosure of Guarantees” (“AcG-14”), and in November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (“FIN 45”). AcG-14 and FIN 45 elaborate on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The disclosure requirements of AcG-14 and FIN 45 were effective January 1, 2003 and the Corporation has incorporated the disclosure requirements in its consolidated financial statements (note 12(c)).

FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The application of FIN 45 in 2003 did not have an impact on the consolidated financial statements.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(iv)	Accounting for asset retirement obligations:

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Corporation was required to adopt FAS 143 on January 1, 2003. The implementation of FAS 143 in 2003 had no impact on the consolidated financial statements of the Corporation.

(l)	Recent accounting standards issued but not yet adopted:

(i)	Impairment of long-lived assets:

In December 2002, the CICA issued Section 3063, “Impairment of Long-Lived Assets.” This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, “Property, Plant and Equipment.” In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Section 3063 is effective for fiscal years beginning on or after April 1, 2003. Application is prospective with earlier adoption encouraged. The Corporation does not expect that the implementation of Section 3063 will have a material impact on its 2004 consolidated financial statements. As a result of the new Canadian standard, the method of accounting for the impairment of long-lived assets under Canadian GAAP will be substantially the same as under US GAAP (in accordance with FAS 144).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(ii)	Hedging relationships:

In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, and is effective for fiscal years beginning on or after July 1, 2003. Based on existing derivatives (which all mature by December 31, 2004), the Corporation does not expect that the implementation of this guideline will have a material impact on net earnings in its December 31, 2004 consolidated financial statements (note 11). The implementation of this guideline, however, could have a material impact on the quarterly net earnings of the Corporation in 2004.

(iii)	Consolidation of variable interest entities:

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), and in December 2003 issued FIN 46R, an amendment of FIN 46. In June 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” (“AcG-15”). FIN 46R and AcG-15 establish criteria to identify variable interest entities (“VIE”) and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE, as well as their maximum exposure to losses as a result of involvement with a VIE. FIN 46R will be effective for the Corporation for fiscal years beginning after December 31, 2003 for VIEs created before February 1, 2003, but is effective immediately for VIEs created after January 31, 2003. The implementation of FIN 46R did not have an impact on the consolidated financial statements of the Corporation as no VIEs were created after January 31, 2003. AcG-15 is applicable to all VIEs and will be effective for the Corporation for fiscal periods beginning after December 31, 2004. Based on the current interpretations and the analysis completed to date, the Corporation does not believe that it will be required to consolidate any interest.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(iv)	Temporary controlled subsidiaries:

In December 2002, in conjunction with the issuance of Section 3475 ((k)(ii)), the CICA eliminated the exception from consolidation for a temporary controlled subsidiary, similar to FAS 144. This change is effective for fiscal years beginning on or after October 1, 2004, irrespective of when those investments occurred ((a)(ii)).

(v)	Accounting for asset retirement obligations:

In March 2003, the CICA issued Section 3110, “Accounting for Asset Retirement Obligations.” Section 3110 is substantially the same as FAS 143 ((k)(iv)), but is not required to be adopted by the Corporation until January 1, 2004. The Corporation does not expect that the implementation of this standard will have a material impact on its consolidated financial statements.

(vi)	Revenue recognition:

In December 2003, the EIC issued Abstract EIC-141, “Revenue Recognition,” which provides revenue recognition guidance based on the SEC’s Staff Accounting Bulletin 104, “Revenue Recognition.” The guidance in EIC-141 may be applied prospectively, and should be applied to the Corporation’s revenue transactions recognized in 2004. The Corporation does not expect that the application of this Abstract will have a material impact on its 2004 consolidated financial statements. Also in December 2003, the EIC issued Abstract EIC-142, “Revenue Arrangements with Multiple Deliverables,” which is based on EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” issued by the FASB’s Emerging Issues Task Force, and addresses accounting for arrangements where an enterprise will perform multiple revenue generating activities. EITF 00-21 and EIC-142 will be effective for the Corporation’s revenue arrangements with multiple deliverables entered into in 2004.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(vii)	Canadian Generally Accepted Accounting Principles:

In July 2003, the CICA issued Section 1100, “Generally Accepted Accounting Principles,” which explains more clearly what constitutes Canadian GAAP and the sources of Canadian GAAP. The new standard is effective for the Corporation in 2004. The Corporation is currently evaluating the impact of Section 1100 on its 2004 consolidated financial statements.

(m)	Statements of cash provided by operations and cash flows:

(i)	For Canadian GAAP purposes, the Corporation’s statements of cash provided by operations show intermediate subtotals, and only show the total change in non-cash operating assets and liabilities.

US GAAP does not permit intermediate subtotals in cash provided by operations, and requires the statement to show the details of changes in non-cash operating assets and liabilities. In addition, the above adjustments to US GAAP earnings relating to temporary controlled subsidiaries ((a)(ii)) and deferred charges ((e)) would also affect cash provided by operations, as well as cash used in financing and cash used in capital investments.

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

As a result, cash provided by operations would be presented as follows on a US GAAP basis:

	2003	2002
Net earnings (loss) based on US GAAP	$39,227	$(5,987)
Adjustments:
Depreciation and amortization	12,802	12,358
Unrealized foreign exchange gain	(39,067)	(11,608)
Provision for loss	1,552	20,638
Impairment charge relating to intangible assets, net of income tax recovery (j)	–	18,967
Loss on disposal of hotel investments	–	857
Equity in losses of and distributions from hotel investments	2,807	9,992
Minority interest	(472)	901
Future income taxes	11,826	2,746
Other	861	1,008
Change in non-cash working capital:
Accounts and notes receivable	25,178	(7,264)
Inventory	2,961	(6,789)
Prepaid expenses and other assets	1,688	(1,588)
Accounts payable and accrued liabilities	3,758	4,511
Foreign currency translation effect on non-cash working capital	(877)	(4,859)

Cash provided by operations based on US GAAP	$62,244	$33,883

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(ii)	As a result of the above adjustments, the major captions on the Corporation’s statements of cash flows on a Canadian GAAP basis are reconciled to a US GAAP basis as follows:

	2003	2002
Cash provided by operations based on Canadian GAAP	$66,003	$41,763
Temporary controlled subsidiary	2,706	(3,485)
Deferred charges	(6,465)	(4,395)

Cash provided by operations based on US GAAP	$62,244	$33,883

Cash provided by (used in) financing based on Canadian GAAP	$3,851	$(13,342)
Temporary controlled subsidiary	(5,893)	(4,391)

Cash used in financing based on US GAAP	$(2,042)	$(17,733)

Cash used in capital investments based on Canadian GAAP	$(40,073)	$(74,270)
Temporary controlled subsidiary	4,724	7,108
Deferred charges	6,465	4,395

Cash used in capital investments based on US GAAP	$(28,884)	$(62,767)

Increase (decrease) in cash based on US GAAP	$31,318	$(46,617)

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(n)	Comprehensive income:

Statement of Financial Accounting Standards No. 130 (“FAS 130”) establishes standards under US GAAP for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

FAS 130 requires companies to (i) classify items of other comprehensive income by their nature in a financial statement, and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders’ equity section of the balance sheet.

The statements of comprehensive income for the years ended December 31, 2003 and 2002 would be presented as follows on a US GAAP basis:

	2003	2002
Net earnings (loss) based on US GAAP	$39,227	$(5,987)
Other comprehensive income (loss), net of income taxes:
Foreign currency translation gain (loss)	(54,490)	9,341

Comprehensive income (loss) based on US GAAP	$(15,263)	$3,354

The accumulated other comprehensive income balances for the years ended December 31, 2003 and 2002 would be presented as follows on a US GAAP basis:

Balance, December 31, 2001	$24,856
Foreign currency translation gain	9,341

Balance, December 31, 2002	34,197
Foreign currency translation loss	(54,490)

Balance, December 31, 2003	$(20,293)

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

(o)	Stock-based compensation plan:

Statement of Financial Accounting Standards No. 123 (“FAS 123”) provides guidance on the accounting for stock-based compensation plans, such as the Corporation’s stock option plan (note 10(a)). FAS 123 is substantially the same as the CICA standard in effect for the year ended December 31, 2002. The only significant difference is that, under US GAAP, all stock options issued after December 31, 1994 are covered by FAS 123, whereas, under Canadian GAAP, only stock options issued after December 31, 2001 are covered by the CICA standard. As discussed in note 1(k), this CICA standard was amended in 2003.

As allowed by FAS 123, the Corporation has decided to continue to use Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” in accounting for its stock option plan for US GAAP purposes. Under Canadian GAAP, stock option expense for all options issued after January 1, 2003 is recorded in compensation expense (notes 1(k) and 10(a)).

FOUR SEASONS HOTELS INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003 and 2002
(In thousands of dollars except share amounts)

15.	Reconciliation to United States Generally Accepted Accounting Principles (continued):

For the years ended December 31, 2003 and 2002, had compensation expense for the Corporation’s stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued under the plan after December 31, 1994, the Corporation’s US GAAP net earnings (loss), US GAAP basic earnings (loss) per share and US GAAP diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	2003	2002
Net earnings (loss) in accordance with US GAAP, as reported	$39,227	$(5,987)
Deduct pro forma compensation expense	(31,291)	(32,475)

Pro forma net earnings (loss)	$7,936	$(38,462)

Earnings (loss) per share:
Basic, as reported	$1.12	$(0.17)
Basic, pro forma	0.23	(1.10)
Diluted, as reported	1.09	(0.17)
Diluted, pro forma	0.23	(1.10)

(p)	Reimbursable costs:

Under Canadian GAAP, the Corporation records the reimbursement of out-of-pocket expenses from managed properties as a reduction of “General and administrative expenses.” Under US GAAP, such reimbursements are characterized as revenue in accordance with EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.”